Exhibit 99.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen,

We have read Item 1, Change in Registrant’s Certifying Accountant, on Form 6-K dated June 30, 2026, of Sequans Communications S.A., and agree with the statements contained in paragraphs two, three, and four. Regarding the registrant's statement concerning a material weakness in internal control over financial reporting as disclosed in Item 15.B of the Company’s 2024 Annual Report on Form 20-F, and Item 15.B of the Company's 2025 Annual Report on Form 20-F, included in paragraph four in Item 1 of the Form 6-K therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2024 and 2025 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Audit
Paris-La Défense, France
June 30, 2026